SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                FNC Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                FNC Bancorp, Inc.
                                FNC S-Corp, Inc.
                                Robert L. Cation
                               Milton G. Clements
                              William C. Ellis, Jr.
                                 Ralph G. Evans
                              A. Curtis Farrar, Jr.
                               Norman E. Fletcher
                               Jeffery W. Johnson
                                Leonard W. Thomas
-------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                          Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Jeffery W. Johnson
                      President and Chief Executive Officer
                                FNC Bancorp, Inc.
                            420 South Madison Avenue
                             Douglas, Georgia 31533
                                 (912) 384-2265
-------------------------------------------------------------------------------
          Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                           Walter G. Moeling, IV, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

         This statement is filed in connection with (check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c. |_|   A tender offer.

         d. |_|   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

         Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

        --------------------------------  -----------------------------------
        Transaction valuation*            Amount of filing fee
        --------------------------------  -----------------------------------
        $ 11,515,056                                               $ 2,303
        -------------------------------   -----------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 548,336 shares of common stock of the subject company for $21.00 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $ 2,303               Filing Party:  FNC Bancorp, Inc.

Form or Registration No.:  005-62171           Date Filed:  November 5, 2001

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Introduction

          This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3) is being filed by FNC Bancorp, Inc., a Georgia corporation ("FNC Bancorp"), FNC S-Corp, Inc., a Georgia corporation ("FNC S-Corp"), and Robert L. Cation; Milton G. Clements; William C. Ellis, Jr.; Ralph G. Evans; A. Curtis Farrar, Jr.; Norman E. Fletcher; Jeffery W. Johnson; and Leonard W. Thomas (collectively, the "FNC Affiliates"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Reorganization dated as of October 1, 2001 (the "Plan"), by and between FNC Bancorp and FNC S-Corp. A copy of the Plan is attached as Appendix A to the proxy statement/prospectus.

          The Statement was initially filed with the Securities and Exchange Commission on November 5, 2001. This Amendment No. 1 to the Statement is being filed in part to (a) reflect the addition of FNC S-Corp and the FNC Affiliates as additional parties filing the Statement and (b) include the information contained in the supplement to the proxy statement/prospectus dated November 23, 2001 and filed as Exhibit 1.a. to this Amended Statement.

Item 2.   Subject Company Information

          Item 2 is hereby amended and supplemented to reflect information regarding FNC Bancorp's prior purchases of FNC Bancorp common stock. The additional information is incorporated herein by reference to the section of Exhibit 1.a. entitled SPECIAL FACTORS--Actions by the Board Regarding the Plan.

Item 3.   Identity and Background of Filing Person

          Item 3 is hereby amended and supplemented to reflect the addition of FNC S-Corp and the FNC Affiliates as additional parties filing the Statement.

          The business address and telephone number for FNC S-Corp is 420 South Madison Avenue, Douglas, Georgia 31533, (912) 384-2265.

          The following table sets forth the name, affiliation with FNC Bancorp and FNC S-Corp, occupation and business name, address and telephone number for each of the FNC Affiliates:


                                      Affiliation with                               Business Name, Address and
                                      FNC Bancorp and                                   Telephone Number
                    Name                FNC S-Corp             Occupation
         ---------------------      -------------------  ---------------------  ---------------------------------
           Robert L. Cation          Chairman of the     Real Estate Developer  Self-Employed
                                     Board of Directors                         1008 Golf Club Road
                                                                                Douglas, Georgia 31533
                                                                                (912)384-1948

           Milton G. Clements        Director            Certified Public       Clements, Purvis & Sterwart, PC,
                                                         Accountant             Public Accountants
                                                                                1201 N. Madison Avenue
                                                                                Douglas, Georgia 31533
                                                                                (912)384-2350

           William C. Ellis, Jr.     Director            Lumber                 ESCO Industries,
                                                         Re-Manufacturing       Mobile Home Industry Supplier
                                                                                185 Old Sink Hole Road
                                                                                Douglas, Georgia 31533
                                                                                (912)384-1417

           Ralph G. Evans            Director and        Agri-Chemical          R.W. Griffin Warehouse, Inc.,
                                     Secretary           Business               Agri-Chemical Industry
                                                                                420 S. Pearl Avenue
                                                                                Douglas, Georgia 31533
                                                                                (912)384-5828

           A. Curtis Farrar, Jr.     Director            Attorney               Farrar & Hennesy,
                                                                                Attorneys
                                                                                316 N. Madison Avenue
                                                                                Douglas, Georgia 31533
                                                                                (912)384-2287

           Norman E. Fletcher        Director            Wholesale Fuel         Fletcher Oil Company
                                                         Distributor            401 Shirley Avenue
                                                                                Douglas, Georgia 31533
                                                                                (912)384-8930

           Jeffery W. Johnson        Director,           Banker                 FNC Bancorp, Inc. and First
                                     President and                              National Bank of Coffee County
                                     Chief Executive                            420 S. Madison Avenue
                                     Officer                                    Douglas, Georgia 31533
                                                                                (912)384-2265

           Leonard W. Thomas         Chief Financial     Banker                 FNC Bancorp, Inc. and First
                                     Officer                                    National Bank of Coffee County
                                                                                420 S. Madison Avenue
                                                                                Douglas, Georgia 31533
                                                                                (912)384-2265


          Each FNC Affiliate has been engaged in the occupation set forth next to his name for the past five years. Additionally, Each FNC Affiliate is a citizen of the United States.

Item 4.   Terms of the Transaction

          Item  4 is  hereby  supplemented  to  reflect  additional  information regarding  procedural  provisions made for unaffiliated  shareholders.
          The additional  information is incorporated herein by reference to the section of Exhibit 1.a. entitled SPECIAL  FACTORS--Action by the Board
          Regarding the Plan.
                                       2

Item 7.   Purposes, Alternatives, Reasons and Effects

          Item 7 is hereby supplemented to reflect additional information regarding the purposes of and alternatives to the Plan. The additional information is incorporated herein by reference to the sections of
          Exhibit 1.a. entitled SPECIAL FACTORS--Purpose of the Plan and --Alternatives Considered by the Board of Directors.

Item 8.   Fairness of the Transaction

          Item 8 is hereby supplemented to reflect additional information regarding the fairness of the transaction. The additional information is incorporated herein by reference to the section of Exhibit 1.a. entitled SPECIAL FACTORS--Actions by the Board Regarding the Plan, --FNC S-Corp's Determination of Fairness of the Plan, and --Affiliates of FNC Bancorp's Determination of Fairness of the Plan.

Item 9.   Reports, Opinions, Appraisals and Negotiations

          Item 9 is hereby supplemented to reflect additional information regarding the valuation opinion. The additional information is incorporated herein by reference to the section of Exhibit 1.a. entitled SPECIAL FACTORS--The Financial Solutions Opinion.

Item 16.   Exhibits.

          1.* Proxy Statement/Prospectus and related cover letter, dated November 5, 2001, including Appendix A--the Agreement and Plan of Reorganization between FNC Bancorp and FNC S-Corp., Appendix B--the Shareholders Agreement, Appendix C--the Form of Election Regarding the Treatment of Shares, Appendix D--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights, and Appendix E--Rule 501(a) Under the Securities Act of 1933 and excluding FNC Bancorp, Inc.'s Forms 10-QSB for the quarters ended September 30, 2001, June 30, 2001, and March 31, 2001, which were included in the material disseminated to shareholders. The following financial statements, which were included in the proxy statement/prospectus disseminated to shareholders, are incorporated herein by reference to FNC Bancorp, Inc.'s Form 10-KSB filed with the SEC on March 29, 2001:

                 o the consolidated balance sheets as of December 31, 1999 and 2000;
                 o the consolidated statements of income for the years ended December 31, 1999 and 2000; and
                 o the consolidated statements of changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 2000.

          1.a. Proxy Statement/Prospectus Supplement, dated November 23, 2001.

          2.*  Opinion of Financial Solutions dated September 18, 2001.

          3.*  Consent of Financial Solutions dated November 1, 2001.

         -------------------------------
         * Previously filed.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 23, 2001
                                      FNC BANCORP, INC.


                                      By: /s/ Jeffery W. Johnson
                                      -----------------------------------
                                      Jeffery W. Johnson
                                      President and Chief Executive
                                       Officer


                                      FNC S-Corp, INC.


                                      By: /s/ Jeffery W. Johnson
                                      -----------------------------------
                                      Jeffery W. Johnson
                                      President and Chief Executive
                                       Officer


                                      FNC Affiliates

                                      By: /s/ Robert L. Cation
                                      -----------------------------------
                                      Robert L. Cation

                                      By: /s/ Milton G. Clements
                                      -----------------------------------
                                      Milton G. Clements

                                      By: /s/ William C. Ellis, Jr.
                                      -----------------------------------
                                      William C. Ellis, Jr.

                                      By: /s/ Ralph G. Evans
                                      -----------------------------------
                                      Ralph G. Evans

                                      By: /s/ A. Curitis Farrar, Jr.
                                      -----------------------------------
                                      A. Curtis Farrar, Jr.

                                      By: /s/ Norman E. Fletcher
                                      -----------------------------------
                                      Norman E. Fletcher

                                      By: /s/ Jeffery W. Johnson
                                      -----------------------------------
                                      Jeffery W. Johnson

                                      By: /s/ Leonard W. Thomas
                                      -----------------------------------
                                      Leonard W. Thomas

                                  EXHIBIT INDEX


        Exhibits.

     1.* Proxy Statement/Prospectus and related cover letter, dated November 5, 2001, including Appendix A--the Agreement and Plan of Reorganization between FNC Bancorp and FNC S-Corp., Appendix B--the Shareholders Agreement, Appendix C--the Form of Election Regarding the Treatment of Shares, Appendix D--Article 13 of the Georgia Business Corporation Code, describing dissenting shareholders' appraisal rights and the procedures for exercising those rights, and Appendix E--Rule 501(a) Under the Securities Act of 1933 and excluding FNC Bancorp, Inc.'s Forms 10-QSB for the quarters ended September 30, 2001, June 30, 2001, and March 31, 2001, which were included in the material disseminated to shareholders. The following financial statements, which were included in the proxy statement/prospectus disseminated to shareholders, are incorporated herein by reference to FNC Bancorp, Inc.'s Form 10-KSB filed with the SEC on March 29, 2001:

              o the consolidated balance sheets as of December 31, 1999 and 2000;
              o the consolidated statements of income for the years ended December 31, 1999 and 2000; and
              o the consolidated statements of changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 2000.

     1.a. Proxy Statement/Prospectus Supplement, dated November 23, 2001.

     2.*  Opinion of Financial Solutions dated September 18, 2001.

     3.*  Consent of Financial Solutions dated November 1, 2001.
     -------------------------------
     * Previously filed.

                                                                 EXHIBIT 1.a


                                FNC BANCORP, INC.
                            420 South Madison Avenue
                             Douglas, Georgia 31533
                                 (912) 384-2265

                                   SUPPLEMENT
                             Dated November 23, 2001

-------------------------------------------------------------------------------
          PROXY STATEMENT                                  PROSPECTUS
 For Special Meeting of Shareholders                   For up to 275 Shares
     To Be Held on November 29, 2001           of FNC S-Corp, Inc. Common Stock
-------------------------------------------------------------------------------


     This information supplements our proxy statement/prospectus dated November 5, 2001, which relates to the proposed reorganization of FNC Bancorp, Inc. into a Subchapter S corporation (the "Reorganization") and the offer of up to 275 shares of FNC S-Corp, Inc. common stock.

     If the Agreement and Plan of Reorganization (the "Plan") described in the proxy statement/prospectus is approved by FNC Bancorp's shareholders, you will receive either .0005 shares of FNC S-Corp common stock or $21.00 for each share of FNC Bancorp common stock that you own. Since the members of the Board of Directors and executive officers of FNC Bancorp, directly or indirectly, beneficially own 56.5% of the shares outstanding and they have committed to vote these shares in favor of the Plan, approval of the Plan is assured.

     The Board of Directors has determined that the terms of the Reorganization are procedurally and substantively fair to unaffiliated shareholders. Additionally, the Board of Directors of FNC Bancorp, including the directors who are not employees of FNC Bancorp, has unanimously approved the Plan.

     A special meeting of shareholders of FNC Bancorp will be held on Thursday, November 29, 2001, at 4:30 p.m. at First National Bank of Coffee County, 420 South Madison Avenue, Douglas, Georgia 31533 to vote on the Plan. You can revoke a previously returned proxy by (1) delivering to Rose Pope, assistant corporate secretary and vice president of FNC Bancorp, at the main office of FNC Bancorp either a written revocation of the existing proxy or a new, signed proxy with a later date, or (2) attending the special meeting and voting in person.

-------------------------------------------------------------------------------
     This supplement should be read with the proxy statement/prospectus dated November 5, 2001. This supplement is qualified by reference to the proxy statement/prospectus except to the extent that the information in this supplement supersedes the information contained in the proxy statement/prospectus.
-------------------------------------------------------------------------------

                                 SPECIAL FACTORS

Purpose of the Plan

     As described in the proxy statement/prospectus, the Reorganization will allow us to eliminate the costs associated with servicing shareholders who own relatively small numbers of shares and to save the administrative, accounting and legal expenses incurred in complying with SEC periodic reporting requirements. We estimate that we will save approximately $3,000 per year as a result of the reduction in the number of shareholders and approximately $ 21,600 per year as a result of the elimination of our SEC reporting requirements.

Alternatives Considered by the Board of Directors

     One of the alternatives to the Reorganization that the Board of Directors considered was to sell FNC Bancorp to another financial institution. From time to time over the past two years, the Board of Directors has informally consulted with various professionals, including legal counsel and financial advisors, regarding the potential sale of the Bank. Through these discussions, the board became aware of the decline in acquisition activity in the south Georgia market over the past two years, which paralleled a decline in acquisitions in the national banking market. Additionally, the board noted that Capital City Bank in Tallahassee terminated an agreement to acquire a branch office in Douglas. The Board of Directors never solicited any third party bids or engaged in any specific discussions with potential purchasers.

Actions by the Board of Directors Regarding the Plan

     On May 2, 2001, Jeffery Johnson, president and chief executive officer of FNC Bancorp, Leonard Thomas, chief executive office of FNC Bancorp and Milton Clements, a director of FNC Bancorp, met with legal counsel to discuss the steps involved in converting FNC Bancorp to an S Corporation and the benefits and adverse effects of becoming an S Corporation. On May 23, 2001, the Board of Directors reviewed a memorandum prepared by legal counsel, which summarized the various considerations relating to an S Corporation election, including a hypothetical comparison of shareholder tax consequences for a C Corporation versus an S Corporation. The comparison indicated that a significant increase in earnings net of tax is available for distribution to shareholders under an S Corporation structure. At this meeting, the Board also discussed the potential stock valuation and the costs associated with becoming an S Corporation. The board decided to continue with its research and to setup a follow-up meeting with the full board and legal counsel. On June 28, 2001 the full board met with legal counsel to discuss the proposed Reorganization, including the necessity of reacquiring the shares of a large number of shareholders and methods for allowing a limited number of small shareholders to elect to remain shareholders.

     In determining the share conversion ratio, the board considered whether the ratio would result in a sufficient reduction in the number of shareholders to permit the S Corporation election and assessed FNC Bancorp's capital position to determine the number of shares that could be required while maintaining FNC
Bancorp's regulatory capital requirements. The board considered conversion ratios from 1-for-1,000 to 1-for-3,000. The board determined that a ratio less than 1-for-2,000 would not result in a sufficient reduction in the number of shareholders and a ratio in excess of 1-for-2,000 potentially would result in a greater reduction in the number of shareholders than necessary, which could cause a strain on FNC Bancorp's capital. Accordingly, the board approved a conversion ratio of one share of FNC S-Corp common stock for each 2,000 shares of FNC Bancorp common stock.

     In addition to the tax comparison described above and the analysis of the various conversion ratios, the board also considered and reviewed the pro forma financial statements included in the proxy statement/prospectus under the heading "PRO FORMA EFFECT OF THE PLAN."

     On September 27, 2001, the Board of Directors, including the directors who are not employees of FNC Bancorp, unanimously adopted the Plan, which provides for the reorganization of FNC Bancorp into an S Corporation through the conversion of FNC Bancorp common stock into FNC S-Corp common stock or cash.

     In determining the cash amount to be paid to shareholders receiving cash for their shares of FNC Bancorp common stock in the Reorganization, the board valued FNC Bancorp's shares on the basis of a going concern, without giving effect to any anticipated effects of the Reorganization on the value of the shares. In considering the going concern value, the board considered the Financial Solutions opinion regarding the fair market value of FNC Bancorp's common stock. The board did not consider the amount per share that might be realized in a sale of 100% of the stock of FNC Bancorp in determining the value of the minority interest to be acquired, as the board determined that consideration of such an amount was inappropriate in the context of a transaction that would not result in a change of control of FNC Bancorp. In determining the going-concern value of FNC Bancorp's shares, the board adopted the analyses and conclusions of its financial advisor, which are described in the proxy statement/prospectus and this supplement under "--The Financial Solutions Opinion."

     The Board of Directors engaged Financial Solutions to make a determination of the fair market value of FNC Bancorp's common stock as of August 31, 2001, so that the Board would be able to evaluate the Financial Solutions opinion prior to its approval of the Plan on October 1, 2001. The Board of Directors determined it was not necessary to update the valuation to a more recent date because no events occurred from the date of the valuation to the date of the proxy statement/prospectus which management believes would result in any material increase in the fair market value of FNC Bancorp's common stock. Traditionally, thinly or non-traded community bank stocks, such as FNC Bancorp's common stock, have had very low price volatility. For example, since September 1999, the only transactions in FNC Bancorp common stock known to management have been the following purchases by FNC Bancorp of treasury shares:

            Date                      Number of                    Purchase
         Purchased                      Shares                       Price

     January 10, 2001                    1,250                       $18.00
     January 2, 2001                     2,800                       $18.00
     November 28, 2000                   1,250                       $18.00
     September 2, 1999                     500                       $18.00

     The average purchase price paid by FNC Bancorp for its shares of common stock was $18.00 for each applicable quarter during the past two years.

     The Board of Directors considered the events of September 11th in determining whether or not to update the valuation. Based on the comments of bank stock analysts following the events of September 11th, bank stocks generally declined following the attacks, and as of November 5, 2001, the date of the proxy statement/prospectus, it did not appear there had been any substantial improvement on community bank stock multiples. We felt any change in a third party evaluation would be a modest decline and did not feel it appropriate to penalize our shareholders as a result of the events of September 11th.

     On September 27, 2001, the Board of Directors received and considered an opinion from Financial Solutions in connection with its determination of the amount of cash consideration to be paid in the Reorganization. The Financial Solutions opinion indicated that the fair market value of a minority interest in FNC Bancorp's common stock was $21.00 per share as of August 31, 2001. The board also reviewed and considered the financial analysis contained in such opinion and adopted Financial Solutions' conclusions and analysis as its own. You should read the discussion under "--The Financial Solutions Opinion" in the proxy statement/prospectus and in this supplement for more information relating to the opinion and the related financial analysis.

     Since there is no established trading market for FNC Bancorp's common stock, the Board of Directors did not consider historical market prices to be determinative in determining the cash amount per share to be paid for FNC Bancorp common stock in the Reorganization.

     In connection with its deliberations, the board did not consider and did not request that Financial Solutions evaluate FNC Bancorp's liquidation value. The board did not view FNC Bancorp's liquidation value to be a relevant measure of valuation, given that the cash consideration in the Reorganization significantly exceeded the book value per share of FNC Bancorp, and it was the board's view that FNC Bancorp is more valuable as a going concern than its net book value per share of $14.91 as of October 1, 2001. The board also believes that liquidation is not a feasible alternative for a financial institution because of tax and regulatory concerns. However, book value per share is a historical accounting number, and an evaluation of liquidation value could produce a higher valuation than book value per share. Additionally, FNC Bancorp can give no assurance that the liquidation value would not produce a higher valuation of FNC Bancorp than its value as a going concern.

     During the past two years, the Board of Directors is aware of no firm offers, other than in conjunction with the Reorganization, by any unaffiliated person for (1) the merger or consolidation of FNC Bancorp with or into such person, (2) the sale or other transfer of all or any substantial part of the assets of FNC Bancorp, or (3) the purchase of a number of shares of common stock that would enable such person to exercise control over FNC Bancorp.

     As described in the proxy statement/prospectus, this transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required. The Board determined that any such voting requirement would usurp the power of the holders of greater than a majority of FNC Bancorp's shares to consider and approve the Plan as provided under Georgia law, FNC Bancorp's articles of incorporation and the terms of the Plan. The board also considered such a provision unnecessary in light of the right of shareholders, whether affiliated or unaffiliated, to dissent from the Plan.

     Additionally, no unaffiliated representative acting solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the Reorganization or preparing a report covering the fairness of the Reorganization was retained by FNC Bancorp or by a majority of directors who are not employees of FNC Bancorp. FNC Bancorp has not made any provision in connection with the Reorganization to grant unaffiliated shareholders access to FNC Bancorp's corporate files, except as provided under the Georgia Business Corporation Code, or to obtain counsel or appraisal services at FNC Bancorp's expense. With respect to unaffiliated shareholders' access to FNC Bancorp's corporate files, the Board determined that this proxy statement/prospectus, together with FNC Bancorp's other filings with the SEC, provide adequate information for unaffiliated shareholders to make an informed decision with respect to the Plan. The board also considered the fact that under the Georgia Business Corporation Code, and subject to certain conditions set forth under Georgia law, shareholders have the right to review FNC Bancorp's relevant books and records of account. As for obtaining counsel or appraisal services for unaffiliated shareholders at FNC Bancorp's expense, the board did not consider these necessary or customary. In deciding not to adopt these additional procedures, the board also took into account factors such as the size and financial capacity of FNC Bancorp, the costs of such procedures, and most of FNC Bancorp's shareholders live in the Douglas community and are very familiar with our operations and management.

     After consideration of the factors described above, the Board of Directors believes that the transaction is procedurally fair notwithstanding the absence of an unaffiliated shareholder approval requirement, an unaffiliated shareholder representative and the provision of counsel or appraisal services at the expense of FNC Bancorp. Additionally, the board believes that the Plan is substantively fair to FNC Bancorp's unaffiliated shareholders. The Plan was unanimously adopted by the directors of FNC Bancorp, including the directors who are not employees of FNC Bancorp.

FNC S-Corp's Determination of Fairness of the Plan

     FNC S-Corp and its Board of Directors believe that the Plan is substantively and procedurally fair to, and in the best interests of, each of FNC Bancorp's shareholders, including unaffiliated shareholders and both shareholders who will receive cash in the Reorganization and those who will receive shares of FNC S-Corp common stock after the Reorganization. In reaching this conclusion, FNC S-Corp relied upon the factors considered by and the analysis and conclusions of the Board of Directors of FNC Bancorp and adopts such factors, analysis, and conclusions as its own. See "Special Factors - Purpose of the Plan and - Actions by the Board of Directors Regarding the Plan" in the proxy statement/prospectus and this supplement. The Plan has been approved by FNC S-Corp and Jeffery W. Johnson, as the sole shareholder of FNC S-Corp.

Affiliates of FNC Bancorp's Determination of Fairness of the Plan

     Each of the following directors and executive officers of FNC Bancorp - Robert L. Cation; Milton G. Clements; William C. Ellis, Jr.; Ralph G. Evans; A. Curtis Farrar, Jr.; Normal E. Fletcher; Jeffery W. Johnson; and Leonard W. Thomas (the "FNC Affiliates") - believe that the Plan is substantively and procedurally fair to, and in the best interests of, each of FNC Bancorp's shareholders, including unaffiliated shareholders and both shareholders who will receive cash in the Reorganization and those who will receive shares of FNC S-Corp common stock after the Reorganization. In reaching this conclusion, the FNC Affiliates relied upon the factors considered by and the analysis and conclusions of the Board of Directors of FNC Bancorp and adopt such factors, analysis, and conclusions as their own. See "Special Factors - Purpose of the Plan and - Actions by the Board of Directors Regarding the Plan" in the proxy statement/prospectus and this supplement.

The Financial Solutions Opinion

     Financial Solutions was engaged to provide the Board of Directors of FNC Bancorp with a valuation of the fair market value of FNC Bancorp's common stock as of August 31, 2001. Financial Solutions was advised that the purpose of the valuation was to facilitate the Board's determination of the amount of cash consideration to be paid to shareholders for shares of FNC Bancorp common stock in connection with the proposed reorganization of FNC Bancorp into an S Corporation. No limitations were placed on the scope of Financial Solutions' analysis.

     The common stock of the company was evaluated initially through the application of three formulas across a range of five value points creating a matrix of values with the valuation of the stock being determined within the matrix based principally on the operating condition of the bank as judged by regulatory authorities and the economic rankings of the market in which the bank operates.

The formulas were as follows:

     1. Multiple of book value - The book value of the common stock of the bank, adjusted to reflect excesses or deficiencies in capital adequacy and loan loss reserve, ($16.09) was multiplied by factors ranging from 1 on the low end ($16.09) and 2 on the high end ($32.18).

     2. Multiple of earnings - The average earnings per share ($2.66) were multiplied by factors ranging from 10 on the low end ($26.60) to 18 on the high end ($47.89)

     3. Return of premium - This is the price per share equal to book value plus per share earnings necessary to return a purchase premium over five time horizons ranging from 2 years on the low end ($21.41) to 4 years on the high end ($35.60).

     Application of the foregoing formulas produced a matrix of values, with low and high values as described above. Using the averages reflected on the matrix and based upon the operating condition and economic factors discussed above, Financial Solutions determined the fully diluted control premium value of FNC Bancorp common stock to be $26.26. Following the exercise of warrants, the Board of Directors, as a controlled group, will have an excess of 54% of the voting shares under direct control. In light of such a controlling interest, the value of minority shares diminishes. Such diminution is in proportion to the degree of control. To reflect the diminished value the previously established stock value is discounted 15%.

     In addition to the control discount other discounts were required to reflect limited marketability of the stock. FNC Bancorp stock is not actively traded. While the Bank has experienced above average profitability during the last three years, such profitability simply reflected recovery from its early years of operation. The Bank has been unable to develop any dividend history during this period of time. Capital maintenance requirements and economic conditions make significant dividend distributions in the immediate future unlikely beyond those distributions, which will be allowed for the purpose of paying income taxes under the S Corporation structure. Given these factors and the generally "over-banked" condition of the local market and additional 5% discount was applied.

     The diluted market value of $26.26 determined on the basis of the value of the entire company was discounted $5.25 to reflect the close control of a majority of the stock plus the limited marketability of minority shares to yield a valuation of such minority shares of $21.01.

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